                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934
                        (Amendment No. 13)*

                         BOSS HOLDINGS, INC.
                     --------------------------
                          (Name of Issuer)


                           Common Stock
                        -------------------
                 (Title of Class of Securities)


                           1011B 10 1 7
                          --------------
                          (CUSIP Number)

                       James F. Sanders, Esq.
                   8235 Forsyth Blvd., Suite 400
                     Clayton, Missouri  63105
   -----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             04-01-2002
    --------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

     Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.


                           Page 1 of 7

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CUSIP No. 1011B 10 1 7                   13D/A    Page 2 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Ginarra Partners, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     302,998

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     302,998

10   SHARED DISPOSITIVE POWER
     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     302,998

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.2%

14   TYPE OF REPORTING PERSON*
     CO

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CUSIP No. 1011B 10 1 7                   13D/A    Page 3 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Graziadio Family Trust, u/d/t 10/13/75

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     410,519

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     410,519

10   SHARED DISPOSITIVE POWER
     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     410,519

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.6%

14   TYPE OF REPORTING PERSON*
     OO (Trust)

CUSIP No. 1011B 10 1 7                   13D/A    Page 4 of 7 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     G. Louis Graziadio, III
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2 (e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     480,998

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     480,998

10   SHARED DISPOSITIVE POWER
     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     178,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  [X]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%

14   TYPE OF REPORTING PERSON*
     IN

This statement is the thirteenth amendment to a statement on
Schedule 13D filed in respect of the Common Stock (the "Common Stock") of Boss Holdings, Inc. (f/k/a Vista 2000, Inc.), a Delaware corporation ("Company"), by a group consisting of Ginarra Partners, L.L.C., a California limited liability company ("Ginarra Partners"), the Graziadio Family Trust, udt 10/13/75 (the "Trust"), and G. Louis Graziadio, III. This amendment amends Items 5 and 7 of Amendment No. 12 filed on September 17, 2001, by the Reporting Persons ("Amendment No. 12").

Item 5.  Interest in Securities of the Issuer.

Item 5 of Amendment No. 12 is amended to read in its entirety as follows:

(a) As of May 1, 2002, Ginarra Partners beneficially owned 302,998 shares (15.2%) of Common Stock, the Trust beneficially owned 410,519 shares (20.6%) of Common Stock, and Mr. Graziadio beneficially owned 178,000 shares (8.9%) of Common Stock (55,000 shares of which are deemed owned by him on account of currently exercisable stock options). The percentage of the shares of Common Stock owned (as indicated in this Item 5) is based on 1,934,904 shares of Common Stock represented to be outstanding as of March 31, 2002 by the Company in the Company's annual Proxy Statement. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock shown herein as being beneficially owned by the other Reporting Persons.

     (b) The responses of the Reporting Persons to Items 7 through 11 of the respective cover pages to this Amendment No. 13 which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference. As a trustee of the Trust, Mr. Bardack is deemed to have the full authority and power to vote or direct the vote, and full authority and power to dispose or direct the disposition, of the 410,519 shares of Common Stock owned by the Trust. As the chief executive officer of Second Southern Corp., the manager of Ginarra Partners, Mr. Graziadio is deemed (subject to members' rights of approval) to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the 302,998 shares of Common Stock owned by Ginarra Partners. Mr. Graziadio also has sole voting and investment power over the 178,000 shares of Common Stock which he owns individually.

     (c) During the 60 days prior to the date hereof, the Reporting Persons made the following purchases of Common Stock, all of which took place on the open market:

                      Ginarra Partners, L.L.C.
                      ------------------------
              Date                 Amount          Price
              ----                 ------          -----
              04/10/2002           5,000           2.20
              04/15/2002           2,000           2.30
              04/15/2002           2,000           2.20

Also, on March 27, 2002, Mr. Graziadio received a grant of options from the Company to acquire 100,000 shares of Common Stock under the Company's 1998 Incentive Stock Option Plan at a price of $1.90 per share, with such options vesting in four equal annual installments of 25,000 shares each beginning April 1, 2002 and on each succeeding April 1.
                                         5

Item 7.  Material to be Filed as Exhibits

(a) Joint Filing Agreement (Exhibit II).


                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2002              GINARRA PARTNERS, L.L.C.

                               By:  Second Southern Corp., manager


                               By:   /s/ G. Louis Graziadio, III
                                     ---------------------------
                               Name:     G. Louis Graziadio, III
                               Title:    Chief Executive Officer


Date: May 6, 2002              GRAZIADIO FAMILY TRUST, UDT 10/13/75

                               By:   /s/ Phillip M. Bardack
                                     ----------------------
                               Name:     Phillip M. Bardack
                               Title:    Trustee


Date: May 6, 2002              G. Louis Graziadio, III


                               /s/ G. Louis Graziadio, III
                               ---------------------------

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